                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                   GHS, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   379333107
           --------------------------------------------------------
                                 (CUSIP Number)

                         Sam Georges  (619) 535-6209
                         9191 Towne Centre Drive, Suite 600
                         San Diego, CA  92122
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 27, 1999
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

CUSIP No. 379333107                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Robbins Research International, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Nevada
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 6,909,389
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 6,909,389
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     6,909,389
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     17.23
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 379333107                   13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Anthony J. Robbins
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                 16,121,907
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  6,909,389
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                 16,121,907
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 6,909,389
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     23,031,296
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     57.4
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1 - Security and Issuer

This statement relates to the Common Stock, par value $.01 per share ("Common Stock") of GHS, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 704 Broadway, 2nd Floor, New York, New York 10003.

The shares of Common Stock that are subject to this statement are issuable upon conversion of the shares of the Company's Series A Preferred Stock (the "Series A Preferred Stock"), initially at a conversion rate of 310 shares of Common Stock for each share of Series A Preferred Stock, subject to adjustment in certain circumstances.

Item 2 - Identity and Background

This Statement is filed jointly by Robbins Research International, Inc. ("RRI"), a Nevada corporation, and Anthony J. Robbins (the "Reporting Persons"). Mr. Robbins is the Chairman and sole shareholder of RRI. The business address for the Reporting Persons is 9191 Towne Centre Drive, Suite 600, San Diego, California 92122. During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Series A Preferred Stock on May 27, 1999 pursuant to the Contribution and Exchange Agreement dated as of May 20, 1999, among the Company, the Reporting Persons, Change YourLife.Com, LLC ("CYL") and CYL Development Holdings, LLC filed as Exhibit 1 hereto. The shares of Series A Preferred Stock are convertible at any time into shares of Common Stock initially at a conversion rate of 310 shares of Common Stock for each share of Series A Preferred Stock.

Item 4 - Purpose of Transaction

See Item 3 and Item 6.

Item 5 - Interest in Securities of the Issuer

(a) RRI is the beneficial owner of a total of 6,909,389 shares of Common Stock, representing approximately 17.23% of the issued and outstanding shares of Common Stock of Company, consisting of shares of Common Stock issuable upon conversion of Series A Preferred Stock owned by RRI. Mr. Robbins is the beneficial owner of an aggregate of 23,031,296 shares of Common Stock, consisting of 16,161,907 shares of Common Stock which he has the right to acquire at any time upon conversion of the shares of Series A Preferred Stock owned by Mr. Robbins and the 6,909,389 shares of Common Stock owned by RRI, representing in the aggregate approximately 57.4% of the issued and outstanding shares of Common Stock of the Company. In his capacity as Chairman and sole equity owner of RRI, Mr. Robbins shares voting and dispositive power with respect to the securities beneficially owned by RRI and may be deemed to be the beneficial owner of such securities.

     The percentage of outstanding shares of Common Stock of the Company set forth in the preceding paragraph is computed based on a total of 40,099,536 shares of Common Stock outstanding as of May 27, 1999, which figures include 30,708,395 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock and 1,785,820 shares issuable upon conversion of the Company's Series B Preferred Stock. Holders of the Series A Preferred Stock and Series B Preferred Stock vote together with holders of Common Stock on the basis of one vote for each share of Common Stock into which the Series A Preferred Stock and Series B Preferred Stock is convertible.

(b)  Number of shares as to which each such person has:

          (i)    sole power to vote or direct the vote:

                 Mr. Robbins has the sole power to vote or direct the vote of 16,121,907 shares owned by him.

          (ii)   shared power to vote or direct the vote:

                 Mr. Robbins shares with RRI the power to vote the 6,909,389 shares owned by RRI.

          (iii)  sole power to dispose or to direct the disposition of:
                 Mr. Robbins has the sole power to dispose or direct the disposition of 16,121,907 shares owned by him.

          (iv)   shared power to dispose of or direct the disposition of:

                 Mr. Robbins shares with RRI the power to dispose of or direct the disposition of 6,909,389 shares owned by RRI.

(c)  inapplicable

(d)  inapplicable

(e)  inapplicable

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of a Stockholders Agreement dated as of May 27, 1999 (filed as Exhibit 3) among the Reporting Persons, the Company and CYL Development Holdings LLC, and the Company's Bylaws (filed as Exhibit 2), the Board of Directors is to consist of eight members with the initial members to be elected within 45 days from May 27, 1999 and which are designated on Exhibit A to the Bylaws. At each subsequent election and for so long as Mr. Robbins or any of his Affiliates holds in the aggregate at least
10% of the outstanding shares of Common Stock or Common Stock equivalents,
(i) Mr. Robbins or such Affiliates has the right to nominate three persons as Directors of the Company (the "Robbins Directors"), and (ii) a Nominating Committee consisting of the directors (other than the Robbins Directors and the Company's Chief Executive Officer) and their respective successors will have the right to nominate four persons as Directors of the Company and (iii) the eighth Director will be the Company's Chief Executive Officer. If any Director is unable to serve or, once having commenced to serve, is removed or withdraws from the Board of Directors of the Company, the replacement of such Director on the Board of Directors of the Company will be nominated in accordance with the procedures described in the Bylaws. Additionally, under
Section 4.03 of the Bylaws, during the term of the Content Provider Agreement and License between CYL and the Reporting Persons, Mr. Robbins has the right to approve the selection of the Company's Chief Executive Officer subject to the expiration of such right as set forth in such Section.

Item 7 - Materials to be Filed as Exhibits.

     1. Contribution and Exchange Agreement dated as of May 20, 1999 between the Company, the Reporting Persons and CYL Development Holdings, LLC.

     2.   Bylaws of the Company

     3. Stockholders Agreement dated as of May 27, 1999 between the Reporting Persons, the Company and CYL Development Holdings, LLC.

     4. Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 4, 1999
        San Diego, California

                                 Robbins Research International, Inc., a Nevada corporation


                                 By: /s/ Anthony J. Robbins
                                 --------------------------------------------
                                 Anthony J. Robbins, Chairman

Dated:  June 4, 1999
        San Diego, California

                                 By: /s/ Anthony J. Robbins
                                 --------------------------------------------
                                 Anthony J. Robbins